UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ANALYTICAL SURVEYS, INC.
 (Exact name of registrant as specified in its corporate charter)

000-13111
 Commission File No.

Colorado	84-0846389
(State of Incorporation)	(IRS Employer Identification No.)

665 Martinsville Road, Basking Ridge, New Jersey 07920
 (Address of principal executive offices)

(908) 542-0888
 (Issuer's telephone number)

Not applicable
 (Former name if changed since last report)

ANALYTICAL SURVEYS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about May 1, 2008 to the holders of record, as of the close of business on April 21, 2008 (the “Record Date”), of shares of common stock, without par value (the “Common Stock”), of Analytical Surveys, Inc., a Colorado corporation (the “Company”).

1.    Appointment of Board Members

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 26, 2008, on March 30, 2008, (the “Effective Date”), the Company consummated the previously announced Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Axion Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of the Company (the “Merger Sub”), and Axion International, Inc., a Delaware corporation (“Axion”).  Pursuant to the Merger Agreement, the Merger Sub was merged into Axion, with Axion continuing as the surviving corporation and a wholly-owned subsidiary of the Company.   Pursuant to the merger, each issued and outstanding share of Axion became 190,519 shares of common stock of the Company, or 36,762,521 shares in the aggregate constituting approximately 90.7% of the issued and outstanding capital stock of the Company as of the Effective Date.  A copy of the Merger Agreement has been previously filed as Exhibit 2.1 to the Company’s Current Report of Form 8-K, filed with the SEC on November 23, 2007.

Axion is the exclusive licensee of revolutionary patented technologies developed for the production of structural plastic products such as railroad crossties, bridge infrastructure, utility poles, marine pilings and bulk heading.  These technologies which were developed by scientists at Rutgers University, transform recycled consumer and industrial plastics into structural products which are more durable and have a substantially greater useful life than traditional products made from wood, steel and concrete.  In addition, Axion’s recycled composite products will result in substantial reduction in greenhouse gases and also offer flexible design features not available in standard wood, steel or concrete products.

2.    Changes to Our Board of Directors and Executive Officers

In connection with the merger, Rad Weaver and Hank Cohn resigned as members of the Company’s Board of Directors (the “Board”) as of the Effective Date, and in their place James Kerstein and Marc Green were appointed as members of the Company’s Board.  In addition, R. Thomas Roddy and Edward P. Gistaro agreed to resign as members of the Board ten days following such time as the Company files and mails this Information Statement on Schedule 14f-1.

On the Effective Date, Lori A. Jones resigned as the Company’s Chief Executive Officer, and on April 21, 2008, resigned as its interim Principal Financial Officer.  Ms. Jones will continue to serve as a director of the Company.  In her place, Mr. Kerstein was appointed the Chief Executive Officer, and Mr. Green was appointed President and Treasurer of the Company.  In addition, Michael Martin, Axion’s Secretary, was appointed Secretary of the Company, and on April 21, 2008, Michael Johnson was appointed as the Chief Financial Officer.

On April 21, 2008, in accordance with the Company’s Bylaws, the Board elected Mr. Martin to fill a vacancy in the Board.  In compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, the appointment of Mr. Martin cannot take effect until at least ten days after this Information Statement is filed with the SEC and mailed or delivered to all of the Company’s stockholders.  Following the expiration of such ten day period, Mr. Martin will be appointed as a director of the Company to fill a vacancy in the Board.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.     Voting Securities of the Company

As of the Record Date, we had 41,022,249 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

2.    Security Ownership of Certain Beneficial Owners and Management as of the Record Date

The following table sets forth information regarding the number of shares of Common Stock and Preferred Stock beneficially owned as of April 21, 2008, by each of our directors and nominees, each of our executive officers named in the Summary Compensation Table below, all of our executive officers and directors as a group, and by any person or “group,” as that term is used in Section 13(d)(3) of the Exchange Act, known to us to own beneficially more than 5% of the outstanding shares of our Common Stock or Preferred Stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o Axion International, Inc., 665 Martinsville Road, Basking Ridge, New Jersey 07920.

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
James Kerstein	8,001,799	19.51%
Marc Green	4,762,976	11.61%
Michael Martin (2)	8,763,875	21.36%
Lori A. Jones (3)	322,840	*
Edward P. Gistaro (4)	93,495	*
R. Thomas Roddy (5)	93,495	*
Michael Johnson	-	*
Rutgers – The State University of New Jersey 3 Rutgers Plaza, ASB III New Brunswick, NJ 08901	2,857,785	6.97%
ADH Ventures, LLC (6) 24 Addison Drive Fairfield, NJ 07004	4,507,439	9.90%
Thor United Corp. (7)	4,507,439	9.90%

All directors and officers as a group (6 persons)	22,038,480	53.30%

* Less than 1% of outstanding shares.

(1)
As of April 21, 2008, the Company had 41,022,249 shares of Common Stock outstanding.  Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act. All information with respect to beneficial ownership has been furnished by the respective director, executive officer or stockholder, as the case may be.

(2)	Represents shares held by Regal Capital, LLC, of which Mr. Martin is the managing member.
(3)	Includes 215,000 shares of Common Stock underlying options that are exercisable within 60 days of April 21, 2008.
(4)	Includes 55,000 shares of Common Stock underlying options that are exercisable within 60 days of April 21, 2008.
(5)	Includes 55,000 shares of Common Stock underlying options that are exercisable within 60 days of April 21, 2008.
(6)
Represents 4,507,439 shares of Common Stock issuable upon conversion of the Company’s 13% Senior Secured Convertible Debentures, which Debentures prohibit the conversion thereof to the extent following the conversion the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Company.

(7)
Represents 4,507,439 shares of Common Stock issuable upon conversion of the Company’s 13% Senior Secured Convertible Debentures, which Debentures prohibit the conversion thereof to the extent following the conversion the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Company.

3.    Changes in Control

Pursuant to the merger, the Company issued 36,762,521 shares of its Common Stock in exchange for all of the outstanding common stock of Axion.  Such shares issued to Axion stockholders represented in the aggregate approximately 90.7% of the issued and outstanding capital stock of the Company as of the Effective Date.

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the positions held by our board of directors and executive officers and their ages as of April 21, 2008.

Name	Age	Position
James Kerstein	49	Director and Chief Executive Officer
Marc Green	61	Director, President and Treasurer
Michael Martin	57	Director Nominee and Secretary
Lori A. Jones	50	Director
Michael Johnson	56	Chief Financial Officer

James Kerstein.  Mr. Kerstein has served as one of our directors and as our Chief Executive Officer since the Effective Date.  He has served as the Chief Executive Officer of Axion since 2007.  Prior to joining Axion, Mr. Kerstein was the President of Plast-O-Matic Valves Inc., a privately-held manufacturer of high end polymer valves focused on the semiconductor and wastewater industries.   From 1996 to 2004, he was the founder, Chief Executive Officer, President and Chairman of Polywood, Inc., a manufacturer of recycled plastic resins utilizing the Rutgers University developed technologies for the production of structural plastic products.  Mr. Kerstein is credited as a co-inventor on multiple patents dealing with formulations and uses of recycled plastics

Marc Green.  Mr. Green has served as one of our directors and as our President and Treasure since the Effective Date.  He has served as President and Treasurer of Axion since its inception in August 2006.  From July 2007 to December 2007, Mr. Green was an Investment Advisor at Merrill Lynch Private Client Group advising high net worth individual.  Prior to joining Merrill Lynch, Mr. Green was a Senior Vice President of Keefe, Bruyette & Woods, an investment banking firm, managing institutional sales.  From Mach 2003 to September 2004, Mr. Green served as Chief Operating Officer of Polywood, Inc.

Michael Martin.  Mr. Martin has served as our Secretary since the Effective Date.  He is presently a partner in Regal Capital, LLC, an M&A firm that specializes in developing strategic financial and business models for emerging companies in strategic markets.  Mr. Martin currently represents companies involved with fire protection, alternative energy, alternative composite materials, sports nutrition, homeland security, oncology, water purification, and waste-to-energy companies. Prior to his partnership at Regal, Mr. Martin had served as Chief Executive Officer of BioEnergy of America, Inc., a company dedicated to developing renewable sources of energy, and as managing director of R&M Financial Associates, a merger and acquisition consulting firm specializing in small and mid-size companies across multiple industries.  From 1991 to 1999, he was Chairman and President of Proformix, Inc., a publicly traded manufacturer of computer equipment. He has also served as President of Centercore of NJ, a business-to-business consulting company, as well as President and of Centercore, Inc., a publicly traded manufacturing company.  Mr. Martin also serves on the Board of Directors of Adherex Technologies, Inc. and Millennium Biotechnologies Group, Inc.

Lori A. Jones.  Ms. Jones has served as one of our directors since December 2006.  She served as our Chief Executive Officer from December 2004 to the Effecitve Date.  Ms. Jones served as our interim Principal Financial Officer from December 2006 to the Effective Date and as our Chief Financial Officer from January 2003 until December 2004.  From March 2001 to January 2003, Ms. Jones was a partner with Tatum CFO Partners LLP, a financial consulting company.  From May 2000 to March 2001, Ms. Jones served as the Chief Financial Officer of Worldmerc Incorporated. From January 1999 to May 2000, Ms. Jones was the Chief Financial Officer of Billserv Inc., an electronic billing presentation and payment service company.  From May 1990 to December 1998, Ms. Jones served in various capacities, including Chief Financial Officer, at Docucon, Inc., a document imaging services company.  Ms. Jones is a C.P.A. and holds a M.B.A. from the University of Texas at San Antonio.

Michael Johnson.  Mr. Johnson was appointed as our Chief Financial Officer in April 2008.  He is the founder and chief executive officer of Trumpe Global Enterprises, a management consulting firm, and served as a Managing Director and Chief Financial Officer of JP Morgan Chase in their Technology & Operations division from September 2000 to December 2005.  Prior to joining JP Morgan Chase, Mr. Johnson was an Executive Vice President and Chief Financial Officer of African Continental Telecommunications Holdings Ltd., an African satellite telecommunications venture, from August 1997 to August 2000.  Mr. Johnson served as Senior Vice President of Finance and Administration for NFL Properties from April 1996 to July 1997.  From 1982 to 1996, Mr. Johnson served in various capacities at AT&T, including Chief Financial Officer and Vice President of General Business Communication Systems.

Significant Employees

We do not have any significant employees other than our executive officers.

Term of Office

Directors are elected annually and serve until the next annual meeting of the Company’s stockholders, and until their successors have been elected and have qualified.   Officers are appointed to their positions, and continue in such positions, at the discretion of the directors.

Director Independence

Prior to the Merger, a majority of our Board consisted of independent directors as defined in NASDAQ Marketplace Rule 4200(a)(15).  Such independent directors included Messrs Weaver, Cohn, Roddy and Gistaro.  In connection with the Merger, Messrs Weaver and Cohn resigned as members of the Board and were replaced by Messrs Kerstein and Green.  In addition, Messrs Roddy and Gistaro agreed to resign as members of the Board ten days following such time as the Company files and mails this Information Statement on Schedule 14f-1.  Consequently, following the appointment of Mr. Martin as a member of the Board, none of the members of the Board will be an independent director.

Board Committees

Prior to the Merger, the Board had an Audit Committee and a Compensation Committee consisting of independent members, as defined in n NASDAQ Marketplace Rule 4200(a)(15).  Although the Company did not have a nominating committee, the Board had a policy whereby a majority of the independent members of the Board  approved or recommended to the full Board those persons to be nominated as members of the Board.  Following the Merger, the Company has elected to eliminate the Audit and the Compensation Committees and to repeal the nomination policy.  Because the Company does not have any securities listed on a national securities exchange, it is eligible for exemptions from provisions of the Exchange Act requiring independent directors, certain independent board committees and written charters addressing certain corporate governance matters. Following the Merger, the Company elected to take advantage of these exemptions.  The Company believes that its size does not warrant the need to recruit and retain independent directors solely for the purpose of establishing independent committees.

Board Meetings

During the last fiscal year there were six meetings of the Board of Directors.  There were no incumbent directors who during the last fiscal year attended fewer than 75% of the total meetings of the Board of Directors.

Family Relationships

There are no family relationships among our executive officers and directors.

Legal Proceedings

During the past five years, none of our executive officers, directors or person nominated to become a director has been involved in a legal proceeding material to an evaluation of the ability or integrity of such person.

Shareholder Communications

Our shareholders are able to send communications to our Board at our offices set forth on the cover page of this Information Statement.

DIRECTOR AND EXECUTIVE COMPENSATION

 The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our Chief Executive Officer and all other executive officers as of the latest completed fiscal year who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards	All other Compensation	Total
		($)	($)	($)	($)(1)	($)
Lori A. Jones	2007	175,000	50,000	9,964	3,328	238,292
Former Chief Financial Officer, Chief Executive Officer and President	2006	175,000	-	19,367	3,231	197,598

(1) Other compensation includes employer’s matching contributions to the 401(k) Incentive Savings Plan.

Employment Agreements

Lori A. Jones

The Company had entered into an employment agreement, dated as of April 1, 2005, with Ms. Jones that provided for her continued employment as Chief Executive Officer or such other position as may be mutually agreed. Under the terms of the employment agreement, Ms. Jones was entitled to receive a base salary of $175,000 and bonus compensation of $50,000 payable in 12 monthly installments upon the stockholder approval or closing of an acquisition, merger or other strategic transaction.  Pursuant to an agreement dated March 28, 2008, Ms. Jones agreed to receive 100,000 shares of the Company’s Common Stock in lieu of the $50,000 cash bonus she was entitled to receive as a result of the Merger.  Ms. Jones was also entitled to receive benefits provided to other senior executives.  Ms. Jones also participates in an incentive reward program, which includes a 1% overriding royalty interest that is proportionately reduced to our net interest in all oil and gas deals.

Upon termination of Ms. Jones’ employment without cause, as defined in her employment agreement, or if she resigned her employment for good reason, as defined in her employment agreement, including a termination of employment in connection with a change of control, as defined in her employment agreement, Ms. Jones was entitled to receive salary for a period of twelve months.  Ms. Jones agreed to terminate her employment agreement without any obligation on the part of the Company to pay her severance.

In April 2008, the Company entered into a consulting arrangement with Ms. Jones whereby Ms. Jones agreed to continue to provide consulting services to the Company’s new management team through December 2008.  Pursuant to the consulting arrangement, Ms. Jones is entitled to receive a fixed fee of $22,500 plus a monthly fee of $3,000.

James Kerstein

Axion entered into an employment agreement, dated as of January 1, 2008, with Mr. Kerstein that provides for his continued employment with Axion as Chief Executive Officer through January 1, 2013. Under the terms of the employment agreement, Mr. Kerstein receives annual base compensation in the amount of $208,000, which will be increased to the following amounts upon reaching the following revenue milestones: (i) $388,000 upon Axion achieving annual revenues of $10,000,000, (ii) $488,000 upon Axion achieving annual revenues of $15,000,000, and (iii) $508,000 upon Axion achieving annual revenues of $25,000,000.  Mr. Kerstein is also entitled to receive benefits (including health insurance) provided to other senior executives and automobile allowance of $850 per month.

In addition, Mr. Kerstein was awarded options to purchase 16 shares of Common Stock of Axion at an exercise price of $1.00 per share.  As a result of the Merger, such options were automatically converted into the right to purchase 3,048,304 shares of Common Stock of the Company, at an exercise price of $.00001 per share.  The options are exercisable for a term of five years, of which (i) 762,076 shares vest upon Axion achieving annual revenues of $10,000,0000, (ii) 1,143,114 shares vest upon Axion achieving annual revenues of $15,000,000 and (iii) 1,143,114 shares vest upon Axion achieving annual revenues of $25,000,000; provided, all of the options vest in the event of (i) a change of control, as defined in his employment agreement, (ii) termination of Mr. Kerstein’s employment by Axion without cause, as defined in his employment agreement, or (iii) termination of Mr. Kerstein’s employment by Mr. Kerstein  for good reason, as defined in the employment agreement.

If Mr. Kerstein is terminated without cause, as defined in his employment agreement, or by Mr. Kerstein for good reason, as defined in his employment agreement, he will receive (i) the remainder of his salary, (ii) benefits provided to other senior executives and (iii) automobile allowance of $850 per month, each through the normal expiration date of his employment term.  If Mr. Kerstein is terminated due to his permanent disability, he will receive for a period of six months (i) his base salary, (ii) benefits provided to other senior executives and (iii) automobile allowance of $850 per month.  In addition, if Mr. Kerstein is terminated due to his death, he will receive base salary for a period of six months.

The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 12 months following termination of Mr. Kerstein’s employment.

Marc Green

Axion has entered into an employment agreement, dated as of January 1, 2008, with Mr. Green that provides for his continued employment with Axion as President through January 1, 2011. Under the terms of the employment agreement, Mr. Green receives annual base compensation in the amount of $120,000, which will be increased to the following amounts upon reaching the following revenue milestones:  (i) $150,000 upon Axion achieving annual revenues of $10,000,000, and (ii) $180,000 upon Axion achieving annual revenues of $25,000,000.  Mr. Green is also entitled to receive benefits (including health insurance) provided to other senior executives.

In addition, Mr. Green was awarded options to purchase 8 shares of Common Stock of Axion at an exercise price of $1.00 per share.  As a result of the Merger, such options were automatically converted into the right to purchase 1,524,152 shares of Common Stock of the Company, at an exercise price of $.00001 per share.  The options are exercisable for a term of five years and vest upon Axion achieving annual revenues of $25,000,000; provided, all of the options vest in the event of (i) a change of control, as defined in his employment agreement, (ii) termination of Mr. Green’s employment by Axion without cause, as defined in his employment agreement, or (iii) termination of Mr. Green’s employment by Mr. Green for good reason, as defined in the employment agreement.

If Mr. Green is terminated without cause, as defined in his employment agreement, or by Mr. Green for good reason, as defined in his employment agreement, he will receive (i) his base salary for up to one year, (ii) benefits provided to other senior executives (including health insurance) through the normal expiration date of his employment term and (iii) automobile allowance of $850 per month through the normal expiration date of his employment term.  If Mr. Green is terminated due to his permanent disability, he will receive for a period of six months (i) his base salary, and (ii) benefits provided to other senior executives.  In addition, if Mr. Green is terminated due to his death, he will receive base salary for a period of six months.

The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 12 months following termination of Mr. Green’s employment.

Michael Johnson.

There are no written employment agreements between the Company and Mr. Johnson.  He is entitled to receive an annual base compensation of $45,000.

Director Compensation

Each of our non-employee directors is entitled to receive quarterly cash compensation of $5,000 for attendance at each Board meeting and each committee meeting.  Committee chairmen and the Chairman of the Board are entitled to receive additional quarterly cash compensation of $1,250 for service as chairman.  However, no cash was paid to directors for fees earned during fiscal 2007.  Directors who are also our employees do not receive any additional compensation for their service on the Board.  In fiscal 2007, two former directors were granted options to purchase 15,000 and 5,000 shares of Common Stock at exercise prices of $0.59 and $0.52 pursuant to their election to the Board.  These options vested at the rate of 25% on each six month anniversary of the date of grant.  Options issued to the former director expired or were forfeited.

At September 30, 2007, accrued board fees totaled approximately $109,000.  Subsequently, we issued 149,970 shares of Common Stock and will pay approximately $4,158 in cash in the aggregate in full settlement of all outstanding past due directors’ compensation.

Outstanding Equity Awards at Fiscal Year End

Outstanding Equity Awards at Fiscal Year End
Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Lori A. Jones	5,000		.72	2/18/13
	5,000		1.73	7/29/13
	25,000		2.30	3/12/15
	15,000		2.30	3/12/15
	50,000		1.27	5/9/16
	50,000		.69	9/28/16
	16,250	48,750.53		1/13/17

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to an agreement dated December 6, 2007, Regal Capital, LLC (“Regal”) agreed to provide Axion with management consulting services.  Mr. Martin is the managing member of Regal.  As compensation, Axion agreed to pay Regal (i) 54 shares of Common Stock of Axion, (ii) a monthly fee of $10,000 each during the term of the consulting services, and (iii) an additional $230,000.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% our outstanding common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our equity securities. These persons are required by SEC regulations to furnish us with copies of all the reports they file.

Based solely on a review of the copies of the reports furnished to us and written representations that no other reports were required for those persons during the fiscal year ended March 31, 2007, we believe that all of our officers, directors and greater than 10% beneficial owners complied with the reporting requirements of Section 16(a) of the Exchange Act.

LEGAL PROCEEDINGS INVOVLING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any of the following persons is a party adverse to the Company or has a material interest adverse to the Company: (a) any current director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company; (b) any person proposed for appointment or election as a director or officer of our Company; or (c) any affiliate of any such person.

Dated: May 1, 2008	By Order of the Board of Directors of:

ANALYTICAL SURVEYS, INC.

/s/ James Kerstein
James Kerstein
Chief Executive Officer